SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANTTO RULE 13d-2(a)

(Amendment No. 1)

Hemagen Diagnostics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

423501 105
(CUSIP Number)

Gary P. Kreider, Esq. Keating, Muething & Klekamp, P.L.L. One East Fourth Street, 14th Floor Cincinnati, Ohio 45202 (513) 579-6411
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2003
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

(Continued on the following pages)

Page 1 of 3 Pages

CUSIP No. 423501 105                                           Page 2 of 3 Pages
--------- ---------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William P. Hales
--------- ---------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   [ ]
                                                                      (b)   [ ]
--------- ---------------------------------------------------------------------
 3        SEC USE ONLY

--------- ---------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ---------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ---------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------------- ------- ------------------------------------------
                              7      SOLE VOTING POWER

                                     2,551,348
         NUMBER OF            ------- ------------------------------------------
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                     -0-
           EACH               ------- ------------------------------------------
         REPORTING             9      SOLE DISPOSITIVE POWER
        PERSON WITH
                                      2,551,348
                              ------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      -0-
--------- ---------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,551,348
--------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.2%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 1 to Schedule 13D is filed to reflect changes in Item 5 as described below.

Item 5.    Interest in Securities of the Issuer

      William P. Hales

              (a)(b)        See page 2, nos. 7, 9, 11 & 13 which each consist of 430,200 shares of Common Stock, options to purchase 1,731,148 shares of Common Stock and notes convertible into 390,000 shares of Common Stock.

              (c)        On December 29, 2003, Mr. Hales purchased $330,000 principal amount of 8% Senior Subordinated Secured Convertible Notes convertible into 165,000 shares of Common Stock for $66,000. On February 26, 2004, Mr. Hales purchased 764,141 shares of Common Stock purchase warrants expiring September 30, 2009 in two separate transactions. 500,000 of such warrants were acquired for a total purchase price of $4,500 and 264,241 of such warrants were acquired for a total purchase price of $2,300. On February 27, 2004, Mr. Hales purchased an additional $250,000 in principal amount of the 8% Senior Subordinated Convertible Notes convertible into 125,000 shares of Common Stock for a price of $125,000. All of these transactions were executed in private transactions.

              (d)        None

              (e)        Not Applicable.

Dated: March 3, 2004	/s/F. Mark Reuter as Attorney in Fact for William P. Hales —————————————— William P. Hales